SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RXSIGHT, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value

(Title of Class of Securities)

78349D107

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Aziz Mottiwala

President and Chief Executive Officer

RxSight, Inc.

100 Columbia

Aliso Viejo, California 92656

(949) 521-7830

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Martin J. Waters Robert L. Wernli, Jr. Wilson Sonsini Goodrich & Rosati, P.C. 12235 El Camino Real San Diego, CA 92130 (858) 350-2300	Mark Wilterding Chief Financial Officer RxSight, Inc. 100 Columbia Aliso Viejo, California 92656 (949) 521-7830

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 1”), is filed by RxSight, Inc., a Delaware corporation (the “Company”), and amends and supplements the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission on August 10, 2026 (the “Schedule TO”). The Schedule TO relates to an offer by the Company (the “Exchange Offer”) to certain eligible employees to exchange some or all of their eligible outstanding options to purchase shares of the Company’s common stock for new equity awards, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for New Awards dated August 10, 2026 (the “Offer to Exchange”), included as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 1 is being made to reflect certain updates as described below. Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO and the exhibits filed therewith remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Exchange.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Awards, dated August 10, 2026.

(a)(1)(B)*	Launch Announcement.

(a)(1)(C)*	Election Terms and Conditions.

(a)(1)(D)*	Form of Confirmation Email.

(a)(1)(E)*	Form of Reminder Email.

(a)(1)(F)*	Screenshots from Offer Website.

(a)(1)(G)*	Employee Presentation.

(a)(1)(H)*	NEO Employee Presentation.

(a)(1)(I)*	Employee Communication sent on August 10, 2026.

(a)(1)(J)	Reminder Poster.

(b)	Not applicable

(d)*	2021 Equity Incentive Plan, as amended, and forms of agreement thereunder (incorporated by reference to Exhibit 10.3 of the Company’s Annual Report on Form 10-K (File No. 001-40690) filed with the Securities and Exchange Commission on February 25, 2025).

(g)	Not applicable

(h)	Not applicable

107*	Filing Fee Table

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RXSIGHT, INC.

/s/ Aziz Mottiwala
Aziz Mottiwala
President and Chief Executive Officer

Date: August 24, 2026

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